Confidential Submission pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and

Section 6(e) of the Securities Act of 1933

January 31, 2020

VIA EDGAR

Division of Corporation Finance Office of Information Technologies and Services United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	GAN Limited

Draft Registration Statement on Form F-1

Submitted January 31, 2020

CIK 0001799332

Ladies and Gentlemen:

On behalf of GAN Limited, a limited company organized under the law of Bermuda (the “Company”) we hereby confidentially submit a draft registration statement on Form F-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act of 1933, as amended.

The Company is an “emerging growth company” within the meaning of Title I, Section 101 of the JOBS Act. This draft registration statement is for the non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the registration statement. The Company acknowledges that the registration statement and all related amendments are required to be filed publicly with the SEC no later than 15 days before the date on which the Company begins a “road show,” as such term is defined in Rule 433(h) promulgated under the Securities Act of 1933, as amended.

The Company was established in December 2019 to act as a new parent corporation for GAN Plc, a public limited company incorporated under the laws of England and Wales. This draft registration statement includes the audited financial statements for GAN plc for the year ended December 31, 2018. We anticipate that the filed version of the registration statement will include (1) a balance sheet for GAN Limited showing nominal assets/liabilities, and (2) audited financial statements for GAN plc for the years ended December 31, 2018 and 2019.

We will also amend the filed registration statement to include the following information:

•	Capitalization: include December 31, 2019 information

•	Selected Historical Consolidated Financial Data: include December 31, 2019 information

•	Management Discussion and Analysis—Results of Operations: include a period to period comparative analysis for the years ended December 31, 2019 compared to December 31, 2018.

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

January 31, 2020

•	Management Discussion and Analysis—Liquidity and Capital Resources: revise to include the December 31, 2019 information.

•	Management—Compensation: revise compensation table to include the compensation information for the year ended December 31, 2019.

•	Principal Shareholders: revise table to include shareholder beneficial ownership as of December 31, 2019 or a later practicable date.

The Company currently anticipates completing the audit for the year ended December 31, 2019 and filing an amended registration statement on or about February 25, 2020. The Company anticipates an effective date for the registration statement on or about March 25, 2020.

Please direct all notices and communications with respect to this confidential submission to our counsel at as follows:

James A. Mercer III, Esq.

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Telephone +1 (858) 720-7469

Email: jmercer@sheppardmullin.com

Please contact me at +1 (702) 964-5777 or dsmurfit@gan.com, or Mr. Mercer if you have any questions regarding the foregoing.

Sincerely,

/s/ Dermot S. Smurfit
Chief Executive Officer
GAN Limited

cc:	James A. Mercer III, Sheppard Mullin Richter & Hampton LLP
Sara Terheggen, The NBD Group, Inc.